United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Alphabet Inc.

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 7545, Wilmington, Delaware 19803-7545

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

ALPHABET SHOULD BALANCE ITS ECONOMIC IMPACT WITH MAXIMIZING FINANCIAL RETURNS: REBUTTAL TO THE BOARD

WE URGE SHAREHOLDERS TO VOTE “FOR” PROPOSAL 17 OF THE ALPHABET PROXY

The Shareholder Commons urges you to vote “FOR” Proposal 17 on the proxy, the shareholder proposal requesting that the Board of Alphabet Inc. (“Alphabet” or the “Company”) commission and publish a report on the risks created by its policy of prioritizing financial performance over mitigating the risks it poses to the economy. The Proposal also requests that the report address any threat this prioritization poses to its diversified shareholders’ portfolios.

The Shareholder Commons is a non-profit advocate for diversified shareholders that works with investors to stop portfolio companies from prioritizing company finances when doing so threatens the value of investors’ diversified portfolios.

A.       The Proposal

As the owner of the world’s dominant search engine, Alphabet is a vital information resource for people around the world. As the world’s largest digital advertiser, Alphabet is at risk of being a dangerous force that enables bullying, criminal enterprise, genocide, and harmfully false content.

Alphabet is a for-profit company that understandably focuses on cash flows and profits, and recent news reports and analyses suggest its management believes the “rules of the game” require that it favor Alphabet business interests when they clash with public interests.

The Proposal asks for a report on the risks inherent in this prioritization of financial returns over economic risk and how such prioritization may threaten the interests of shareholders who rely on a thriving economy to support their diversified portfolios:

RESOLVED, shareholders ask that the board commission and disclose a report on (1) risks created by Company business practices that prioritize internal financial return over healthy social and environmental systems and (2) the manner in which such risks threaten the returns of its diversified shareholders who rely on a productive economy to support their investment portfolios.

SUPPORTING THE PROPOSAL SIGNALS THAT YOU WANT TO UNDERSTAND HOW ALPHABET’S FOCUS ON ITS OWN FINANCIAL RETURNS MAY HARM DIVERSIFIED INVESTORS.

Voting “FOR” Proposal 17 does not constitute a criticism of Alphabet’s business decisions. The requested report will help diversified shareholders understand how Alphabet strikes the balance on their behalf between its own share value and investors’ broader economic interests.

The report will help shareholders understand the true cost of Company decisions that can significantly influence mental health, violence around the globe, climate change, vaccine utility, and social stability, among other systemic issues. Without the report, diversified investors and the fiduciaries who vote on their behalf will not have the information they need to understand the effects Company decisions may have on shareholders’ investment portfolios.

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B.	The Proposal will help Alphabet and its shareholders navigate the difficult balance between optimizing Alphabet’s financial performance and limiting practices that threaten the economy

Alphabet’s largest business, Google, is the world’s dominant search engine, with more than 92 percent of global market share as of June 2021 and handling trillions of searches every year.1 Advertisements on Google’s various platforms, including YouTube, generated more than $209 billion in revenues in 2021.2 This connection to so much of the world’s population provides extremely remunerative business opportunities, but also creates an enormous responsibility. Alphabet can provide information in ways that truly improves lives. At the same time, however, the power of its reach creates potential for serious harm.

Search engines are one of society’s primary gateways to information and people, but they also are conduits for misinformation and disinformation. Like problematic social media algorithms, search engines learn to serve users what they and others have clicked on before. Because people are drawn to sensational content, algorithms tend to promote inaccurate, decontextualized, exaggerated, and even flatly false information.

Search engine companies make money by selling ads and by tracking users and selling their data.3 People are drawn to disinformation because it is entertaining, controversial, or confirms their views. One study found that popular YouTube videos about diabetes are less likely to have medically valid information than less popular videos on the subject, for instance.4

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1 Worldwide desktop market share of leading search engines from January 2010 to January 2022, Statista (March 2022), available at https://www.statista.com/statistics/216573/worldwide-market-share-of-search-engines/#:~:text=Google%20in%20the%20global%20market&text=Google%20has%20dominated%20the%20search,as%20of%202021%2C%20with%20a.

2 Company’s 2022 Annual Report on Form 10-K, available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001652044/000165204422000019/goog-20211231.htm.

3 Bennett Cyphers, “Google Says It Doesn’t ‘Sell’ Your Data. Here’s How the Company Shares, Monetizes, and Exploits It.” EFF (March 19, 2020), available at https://www.eff.org/deeplinks/2020/03/google-says-it-doesnt-sell-your-data-heres-how-company-shares-monetizes-and.

4 Anjana Susarla, “Biases in algorithms hurt those looking for information on health,” The Conversation (July 14, 2020), available at https://theconversation.com/biases-in-algorithms-hurt-those-looking-for-information-on-health-140616.

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Ad-driven search engines, like social media platforms, reward clicking on enticing links because it helps the search companies boost their business metrics. The Global Disinformation Index estimated that in 2019, disinformation sites brought in nearly $250 million in ad revenue, of which Google was responsible for nearly 40 percent.5 This dangerous combination of corporate profit motive and individual susceptibility makes the problem difficult to fix.6

Indeed, an MIT Technology Review investigation revealed how Google and Facebook are paying millions of ad dollars to bankroll entities that produce disinformation, fueling the deterioration of information ecosystems around the world.7

In January 2022, 80 fact-checking organizations signed a letter8 to Alphabet’s YouTube platform—which is a major conduit of disinformation—saying it was not doing enough to tackle the spread of falsehoods on its platform. The letter noted that YouTube hosts content by groups such as Doctors for Truth, which spreads disinformation about the COVID-19 pandemic, and videos promoting the false narrative that the 2020 U.S. election results were based on fraud.

The proliferation of disinformation with the help of ad-driven search engines fuels serious harm, including genocide, criminality, the sabotage and stifling of public discourse, and the undermining civil society.

Recognizing its responsibility, Alphabet has tried to address abuses on its platforms while maintaining its role as a purveyor of information. However, as with any for-profit business enterprise, Alphabet’s ambition to improve its impact may face perceived constraints to the extent such improvements threaten profitability. For example, managers seeking to maximize financial returns might resist reducing the flow of engaging but harmful false information to avoid reducing ad revenue. Alternatively, managers might refuse to carry unpopular viewpoints that are important to include in the public discourse if advertisers threaten to pull business because of Alphabet’s association with such viewpoints.

If Alphabet management seeks to optimize the financial value of the Company for shareholders, they may feel constrained to trade off positive impact for profits. Alphabet appears to have made this trade-off in multiple instances, continuing to employ policies and algorithms that boost financial returns but threaten the broader economy.

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5 Global Disinformation Index, “The Quarter Billion Dollar Question: How is Disinformation Gaming Ad Tech?” (September 2019), available at https://www.disinformationindex.org/research/2019-9-1-the-quarter-billion-dollar-question-how-is-disinformation-gaming-ad-tech/.

6 Bin Han, Chirag Shah, and Daniel Saelid, “Users’ Perception of Search-Engine Biases and Satisfaction,” University of Washington (2021), available at http://chiragshah.org/papers/Bias_2021a.pdf.

7 Karen Hao, “How Facebook and Google fund global misinformation,” MIT Technology Review (November 20, 2021), available at https://www.technologyreview.com/2021/11/20/1039076/facebook-google-disinformation-clickbait/.

8 Phoebe Arnold, “80 fact checkers publish open letter to YouTube demanding effective action against disinformation,” Full Fact (January 12, 2022), available at https://fullfact.org/blog/2022/jan/80-fact-checkers-publish-open-letter-youtube-demanding-effective-action-against-disinformation/.

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C.	Alphabet’s diversified shareholders would benefit if it stopped prioritizing its own financial value over broader economic health

1.	Investors must diversify to optimize their portfolios

It is commonly understood that investors are best served by diversifying their portfolios.9 Diversification allows investors to reap the increased returns available from risky securities while greatly reducing that risk.10 Due to this modern understanding of investing, many (if not most) of Alphabet’s shareholders are diversified, or serve diversified clients or beneficiaries and own Alphabet shares as part of an asset-diversification strategy.

2.	A diversified portfolio’s performance largely depends on overall market return

Once a portfolio is diversified, the most important factor determining return will not be how the companies in that portfolio perform relative to other companies (“alpha”), but rather how the market performs as a whole (“beta”).

In other words, the financial return to such diversified investors depends chiefly on the performance of the market, not the performance of individual companies. As one work describes this, “[a]ccording to widely accepted research, alpha is about one-tenth as important as beta [and] drives some 91 percent of the average portfolio’s return.”11

3.	Costs companies impose on the economy heavily influence beta

Over long time periods, beta is influenced chiefly by the performance of the economy itself,12 and diversified portfolios rise and fall with GDP or other indicators of the economy’s intrinsic value. As the legendary investor Warren Buffet puts it, GDP is the “best single measure” for broad market valuations.13

But the external costs created by companies pursuing profits can burden the economy. For example, fomenting conflict has a cost: “War and other forms of armed conflict should be considered a major impediment to the economic development of low-income countries, many of which are beset by ethnic and religious strife.”14 Failure to mitigate rising temperatures will be costly as well: the world’s largest reinsurer found that if increases in atmospheric carbon concentration stay on the current trajectory, rather than aligning with the Paris Accords, GDP could be 10 percent lower by 2050.15 More immediately, the difference between an efficient response to COVID-19 and an inefficient one could create a $9 trillion swing in GDP.16

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9 See generally, Burton G. Malkiel, A Random Walk Down Wall Street (2015).

10 Id.

11 Stephen Davis, Jon Lukomnik, and David Pitt-Watson, What They Do with Your Money, Yale University Press (2016).

12 Principles for Responsible Investment & UNEP Finance Initiative, “Universal Ownership: Why Environmental Externalities Matter to Institutional Investors,” Appendix IV, https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

13 Warren Buffett and Carol Loomis, “Warren Buffett on the Stock Market,” Fortune Magazine (December 10, 2001), available at https://archive.fortune.com/magazines/fortune/fortune_archive/2001/12/10/314691/index.htm.

14 Clifford Thies and Christopher Baum, “The Effect of War on Economic Growth,” Cato Journal (Winter 2020), available at https://www.cato.org/cato-journal/winter-2020/effect-war-economic-growth.

15 Swiss Re Institute, “The Economics of Climate Change: No Action Not an Option,” (April 2021) (Up to 9.7% loss of global GDP by mid-century if temperature increase rises on current trajectory rather than Paris Accords goal), available at https://www.swissre.com/dam/jcr:e73ee7c3-7f83-4c17-a2b8-8ef23a8d3312/swiss-re-institute-expertise-publication-economics-of-climate-change.pdf.

16 Ruchir Agarwal and Gita Gopinath, “A Proposal to End the COVID-19 Pandemic,” IMF Staff Discussion Note (May 19, 2021), available at https://www.imf.org/en/Publications/Staff-Discussion-Notes/Issues/2021/05/19/A-Proposal-to-End-the-COVID-19-Pandemic-460263.

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Thus, if Alphabet increases its own bottom line from ads on content that foments armed conflict or limits society’s ability to address environmental risks or pandemics, the profits may be inconsequential to diversified shareholders compared to the added costs the economy bears. Economists have long recognized that profit-seeking firms will not account for costs they impose on others, and there are many profitable strategies that harm stakeholders, society, and the environment.17 When the economy suffers from these “externalized” costs, so do diversified shareholders. Alphabet’s diversified shareholders will internalize many of the costs Alphabet imposes on the economy, as shown in Figure 1.

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17 See, e.g., Kaushik Basu, Beyond the Invisible Hand: Groundwork for a New Economics, Princeton University Press (2011), p.10 (explaining the First Fundamental Theorem of Welfare Economics as the strict conditions (including the absence of externalities) under which competition for profit produces optimal social outcomes).

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Figure 1

The Proposal seeks information that will allow those investors to understand how Alphabet’s choices are affecting their portfolios.

It is important to note that Google founders and directors Larry Page and Sergey Brin, whose ownership of high voting shares give them working control over Alphabet, are not diversified; their families’ wealth is concentrated in Alphabet shares, giving them a conflict of interest in matters where the interests of a concentrated shareholder would clash with the interests of a diversified shareholder.

D.	In its opposition statement, Alphabet either fails to understand or refuses to acknowledge the point of the Proposal

Alphabet’s statement opposing the Proposal says, “We remain committed to fighting disinformation and contribute significant resources to this effort, and our Board believes that continuing this work serves our company, our stockholders, and society at large.” This statement constitutes either a misunderstanding or a deflection on the Board’s part of the central issues the Proposal raises.

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1.	Alphabet seems to miss the fact that the Proposal focuses narrowly on shareholder interests

In its opposition statement to the Proposal, Alphabet raises the interests of “society at large” and “broader stakeholders,” apparently having missed the point that this Proposal pertains squarely to shareholder value. While we certainly value corporate attention to stakeholder interests, that is not the point of this Proposal. As we have explained at length, this Proposal seeks information on how Alphabet’s workforce practices affect the portfolio value of its own diversified shareholders, to whom the Company has a fiduciary obligation.

Furthermore, Alphabet discusses the interests of the Company, its stockholders, and broader society/stakeholders as though they were all aligned, which is an obvious fantasy. The information provided above in section B reveals as much. Highlighting this divergence of interests between Alphabet and diversified shareholders is not an indictment of Alphabet’s Board or management. It is simply an honest description of the current state of affairs. If Alphabet refuses to acknowledge these plain facts, there is little chance it will be able to work constructively with its shareholders to strike the right balance.

2.	Alphabet has failed to recognize the reference point of greatest importance to diversified investors

Alphabet describes the various steps it has taken to address its contribution to disinformation, none of which is in dispute. Indeed, we applaud the measures Alphabet describes. But this information is beside the point of this Proposal. It matters little how well or poorly a company performs in making marginal improvements in its practices if it plays an outsized role in externalizing costs that damage critical systems that support a thriving economy. For diversified shareholders who absorb the costs of this contest between corporate profits and the fundamental determinants of their portfolio value, Alphabet’s raw-deal defense rings terribly hollow.

Alphabet’s shareholders need to understand the gap between a revenue model that would optimize broader economic outcomes and Alphabet’s existing regime, and how and why management makes decisions that fail to close that gap. Alphabet’s reporting sheds no light on that critical question.

E.	Why you should vote “FOR” Proposal 17

Voting “FOR” the Proposal will signal to Alphabet that shareholders want to understand whether the Company is putting the global economy (and thus their diversified portfolios) at risk to improve Alphabet’s financial performance.

Additionally:

•	Alphabet owns the largest search engine in the world. The influence of its platforms is well known, and involves questions not only of politics, but of environmental stability, public health, and other issues. Activity on social media platforms, from which Alphabet earns its money, can threaten the social fabric upon which thriving economies depend.

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•	While Alphabet may increase its internal rate of return by externalizing costs, its diversified shareholders will ultimately pay these costs in the rest of their portfolios.

•	Alphabet’s controlling shareholders and other decision makers—who are heavily compensated in equity—do not share the same broad market risk as Alphabet’s diversified shareholders.

•	The Proposal only asks for an analysis, not a change in practice. Any trade-offs of economy-wide risk for narrow Company financial gain must be explained, so that shareholders can reach informed views about Alphabet’s balance between promoting internal financial return and maintaining the economic health that supports their diversified portfolios.

F.	Conclusion

Please vote “FOR” Item 17.

By voting “FOR” Item 17, shareholders can urge Alphabet to account directly for the external impacts of its operations, which directly affect diversified shareholders’ returns. Such a report will aid the Alphabet Board and management to authentically serve the needs of shareholders while preventing the dangerous implications to shareholders and others of a narrow focus on financial return.

The Shareholder Commons urges you to vote “FOR” Proposal 17 on the proxy, the Shareholder Proposal requesting a report on cost externalization at the Alphabet Inc. Annual Meeting on June 1, 2022.

For questions regarding the Alphabet Inc. Proposal submitted by John Chevedden, please contact Sara E. Murphy of The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

PROXY CARDS WILL NOT BE ACCEPTED BY FILER NOR BY THE SHAREHOLDER COMMONS.

TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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